FILED PURSUANT TO RULE 433
REGISTRATION NO. 333-149539
April 6, 2009

Immediate Release Contact Mary Brevard 248.754.0881
BORGWARNER ANNOUNCES $275 MILLION CONVERTIBLE SENIOR NOTE OFFERING
Auburn Hills, Michigan, April 6, 2009 — BorgWarner Inc., a global supplier of highly engineered automotive systems and components, primarily for powertrain applications, today announced that it intends to offer and sell, subject to market and other conditions, approximately $275 million in aggregate principal amount of convertible senior notes due 2012. BorgWarner also intends to grant to the underwriters of the notes an option to purchase up to an additional $41.25 million aggregate principal amount of the notes within the 13-day period beginning on the date notes are first issued solely to cover over-allotments, if any. The offering of convertible senior notes is intended to increase BorgWarner’s financial flexibility and strengthen its liquidity.
The notes will be general unsecured senior obligations of BorgWarner, will pay interest semi-annually at a fixed rate, and will be convertible at any time prior to the close of business on the second trading day preceding the maturity date. Upon conversion, holders of the notes will receive, at the election of BorgWarner, cash, shares of BorgWarner’s common stock or a combination of cash and shares. Holders of the notes will have the right to require BorgWarner to repurchase for cash all or some of their notes upon the occurrence of certain events. The interest rate, conversion rate and other terms of the notes are to be determined by negotiations between BorgWarner and the underwriters.
In connection with the offering of the notes, BorgWarner expects to enter into convertible note hedge transactions with one or more of the underwriters of the notes or their respective affiliates (the “hedge counterparties”) and intends to use a portion of the net proceeds from the offering to pay for the convertible note hedge transactions. BorgWarner also expects to enter into separate warrant transactions with the hedge counterparties, which would result in additional proceeds to BorgWarner.
- more -

BorgWarner Inc. Announces Convertible Senior Note Offering — 2
In connection with the convertible note hedge and warrant transactions, the hedge counterparties have advised BorgWarner that they or their affiliates may enter into various derivative transactions with respect to BorgWarner’s common stock concurrently with or shortly after pricing of the notes. These transactions could have the effect of increasing or preventing a decline in the price of BorgWarner’s common stock concurrently with or following the pricing of the notes. In addition, the hedge counterparties or their affiliates may from time to time, following the pricing of the notes, modify their respective hedge positions by entering into or unwinding various derivative transactions with respect to BorgWarner’s common stock or by purchasing or selling BorgWarner’s common stock in secondary market transactions during the term of the notes (and are likely to do so during any cash settlement averaging period related to the conversion of the notes). These activities could have the effect of decreasing the price of BorgWarner’s common stock and could adversely affect the price of the notes during any cash settlement averaging period related to the conversion of the notes.
BorgWarner expects to use the net proceeds of the offering for general corporate purposes, including to repay short-term indebtedness, after applying a portion of the net proceeds for the cost of the convertible note hedges as offset by the proceeds of the warrant transactions, each as described above.
If the underwriters exercise their option to purchase additional notes, BorgWarner will use a portion of the net proceeds from the sale of the additional notes to increase ratably the number of shares underlying the convertible note hedge transactions and expects the hedge counterparties to increase ratably the number of shares underlying the warrant transactions, which would result in additional proceeds to BorgWarner. BorgWarner expects to use the remainder of the net proceeds from any sale of additional notes for general corporate purposes, including to repay short-term indebtedness.
In connection with the offering, Morgan Stanley, Merrill Lynch & Co., Citi and Deutsche Bank are acting as joint book-running managers.
The issuer has filed a registration statement including a prospectus and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by contacting Morgan Stanley (address: Morgan Stanley & Co. Incorporated, 180 Varick St, 2nd Floor, New York, NY 10014, Attention: Prospectus Department; email: prospectus@morganstanley.com; telephone: (866) 718-1649), Merrill Lynch & Co.

BorgWarner Inc. Announces Convertible Senior Note Offering — 3
(address: Merrill Lynch, Pierce, Fenner & Smith Incorporated at 4 World Financial Center, New York, NY 10080, Attn: Prospectus Department; telephone: (866) 500-5408), Citi (address: Citi, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, New York 11220, Attn: Prospectus Department; telephone: (800) 831-9146) or Deutsche Bank Securities (address: Deutsche Bank Securities Inc., Attn: Prospectus Department, 100 Plaza One, Jersey City, New Jersey 07311, telephone: (800) 503-4611).
This press release does not constitute an offer to sell or the solicitation of an offer to buy any convertible senior notes or any other securities, nor will there be any sale of convertible senior notes or any other securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.
# # #
Statements contained in this news release may contain forward-looking statements as contemplated by the 1995 Private Securities Litigation Reform Act that are based on management’s current expectations, estimates and projections. Words such as “outlook”, “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are subject to risks and uncertainties, many of which are difficult to predict and generally beyond our control, that could cause actual results to differ materially from those expressed, projected or implied in or by the forward-looking statements. Such risks and uncertainties include: fluctuations in domestic or foreign vehicle production, the continued use of outside suppliers, fluctuations in demand for vehicles containing our products, changes in general economic conditions, and other risks detailed in our filings with the Securities and Exchange Commission, including the Risk Factors, identified in our most recently filed Annual Report on Form 10-K and in the preliminary prospectus relating to the offering. In particular, the success of the offering described above and the sale of the notes are subject to market and other conditions, not all of which are within BorgWarner’s control. There is no assurance that BorgWarner will successfully complete the proposed offering on the anticipated terms or at all. We do not undertake any obligation to update any forward-looking statements.

3